SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 24 September 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 24 September 2026
           re: Director/PDMR Shareholding

24 September 2026

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTION BY PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSON CLOSELY ASSOCIATED IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Catherine Woods, a PDMR, and James Woods, a Person Closely Associated with Catherine Woods, acquired in a joint account 1,810 Shares on 23 September 2026 at a price of 109.54 pence per Share through the reinvestment of the interim dividend in respect of the year ending 31 December 2026 paid by the Group on 15 September 2026.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com

+44 (0) 20 7356 1571 +44 (0) 7788 352 487

The following notifications, made pursuant to Article 19(3) of the UK Market Abuse Regulation, provide further details of the above transactions.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY
ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Catherine and James Woods
2	Reason for the notification
a)	Position/status	Catherine Woods - Non-Executive Director James Woods - Person Closely Associated with Catherine Woods
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend in respect of the year ending 31 December 2026 paid by the Group on 15 September 2026.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP1.0954	1,810

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-09-23
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 24 September 2026